ACCUHEALTH, INC.





               LEADING THE HOME HEALTH AND LONG TERM CARE MARKETS





                               1997 ANNUAL REPORT

CORPORATE PROFILE


ABOUT ACCUHEALTH, INC.
--------------------------------------------------------------------------------
Accuhealth, Inc. is a leading home health care company, providing intravenous solutions, oral medications, related equipment for infusion therapy, and instruction and monitoring of this therapy to critically ill home-bound patients. The Company also delivers home care equipment and provides pharmaceutical supplies and management services to residential care facilities serving the critically ill. Alternative care site programs are one of the fastest growing segments of the health care industry, and Accuhealth is strategically positioned to capitalize on this trend.

TO OUR FELLOW SHAREHOLDERS:

  Accuhealth, Inc. has now completed its third year of rebuilding under new management. During these past thirty-six months, we were able to eliminate unprofitable operations, strengthen our financial position and create a platform upon which the Company could build profits, expand geographically and broaden our health care service delivery capabilities. This past year, the Company focused its attention on achieving the size, the capability and the strength for regional home healthcare leadership. We would like to take this opportunity to bring you up to date on Accuhealth's accomplishments over the past year and our plans for fiscal 1998.


POSITIONING  ACCUHEALTH  FOR REGIONAL  HOME  HEALTHCARE LEADERSHIP

  We believe that by the end of the decade there will be only a few leading home healthcare companies serving the New York, Connecticut and New Jersey area. Accelerated competition, shrinking margins, and the increasing need to provide a full range of comprehensive health care services to managed care entities are all fueling the consolidation of home care providers. Recognizing this trend, Accuhealth embarked on an acquisition search for companies with a strong niche in the home care marketplace, quality management, and profitable and synergistic business operations.

              [PHOTO OF STANLEY GOLDSTEIN, CHAIRMAN OF THE BOARD &
                        GLENN C. DAVIS, PRESIDENT & CEO]

  We identified these qualities in ProHealthCare Infusion Services, Inc. and acquired the company this past July. ProHealthCare specializes in caring for complex HIV/AIDS patients and has a strong disease management capability in treating this type of patient. Additionally, ProHealthCare has made strong inroads into physician management services and marketing to physicians, supplementing Accuhealth's strong niche in institutional-based referrals. We were also impressed by ProHealthCare's accreditation with commendation by the Joint Commission of American Healthcare Organizations (JCAHO)-a level of achievement matched by only a few companies in the industry. Our acquisition of ProHealthCare will further strengthen our position in central New Jersey-a key geographic area of growth and help Accuhealth maintain its predominance as the major provider of care to individuals suffering from HIV/AIDS in the tri-state area.

  We followed this acquisition by announcing a merger with Healix Healthcare Inc., a privately-held company located in Westchester County, New York. Healix is one of the region's fastest growing, JCAHO accredited providers of comprehensive health care services. The company provides fully-integrated home health care including nursing, respiratory and infusion therapy, durable medical equipment and supplies, home health care attendants and renal dialysis. Healix is a major provider of alternate site care to managed care organizations.

  Finally, during the year Accuhealth announced its intention to acquire one of the region's largest home medical equipment dealers. The company provides comprehensive care in all equipment-related home care settings. In addition to being a JCAHO accredited, full service durable medical equipment and supply company, the company specializes in rehabilitation products and maintains a state-of-the-art respiratory therapy program. As of the date of this letter, Accuhealth is conducting its due diligence of this company.

  We hope to consummate these mergers in the current year and thus be positioned to capture growth opportunities faster and more effectively, grow top-line revenues and enter new markets quicker than we could have as an individual provider.

  The Company continues to penetrate the New York health care market where we were successful on a number of fronts. First, we continued our aggressive pursuit of the managed care marketplace and won contracts with United Healthcare and MetroPlus, a new Medicaid managed care entity operated by the City of New York's Health and Hospital Corporation. With the addition of these two leading HMO's, Accuhealth has become recognized as a leader in providing care to managed care entities in the New York metropolitan area.

  We were particularly proud to renew our comprehensive pharmacy services contract with the Rivington House Health Care Facility-the nation's largest AIDS specific health care facility through the year 2000. Through this relationship, our organizations are working together to improve the delivery of quality and cost-effective health care to the critically-ill AIDS patient.

  Finally, among the high points of our new business development initiatives this past year, was our obtaining


                                             Accuhealth, Inc. and Subsidiaries 1
the contract to serve Bronx-based CASAPROMESA. This engagement involves our provision of pharmacy services to this 109-bed AIDS health care facility and the hundreds of patients in its adult day treatment program.


FINANCIAL RESULTS

  As you can see from these accomplishments, Accuhealth grew stronger this past year. We were able to increase our revenues through internal growth and our operations consistently generated operating income. We were able to restructure our operations and achieve cost savings and overhead reductions enabling Accuhealth to improve the productivity and cost effectiveness of its operations. The Company achieved a profit in each of its fiscal quarters.

  Net sales for the fiscal year ended March 31, 1997 increased approximately $1,257,000 to $16,369,000 from $15,112,000 reported in fiscal 1996. Operating income for the twelve months ended March 31, 1997 was $623,337, versus a net operating loss of $(172,880) in fiscal 1996. Net income for the fiscal year 1997 was $126,731, versus a net loss of $(778,332), in fiscal 1996. Fiscal year 1997's net income is before redeemable preferred stock dividends and accretion on the Company's 6% Convertible Preferred Stock of $162,000, versus $203,836 in fiscal 1996. Net loss applicable to common stockholders was $(35,269) or $(.03) versus $(982,168) or $(.77) for the prior year.

  With the addition of ProHealthCare, the commencement of operations of PROMESA and the planned closure of our merger with Healix Healthcare in early winter of 1998, we are confident that we will continue to generate profits and build value for our shareholders in fiscal 1998.


ACCUHEALTH--A RESOURCE OF MEDICAL KNOWLEDGE

  It has been Accuhealth's goal to be more than simply a provider of quality care. The Company's stated mission includes research and initiatives designed to expand medical science's understanding of the home care patient, while at the same time strengthening our commitment to patient care. Illustrative of this commitment, this past May Accuhealth announced its intention to found the Institute for Applied Research in Continuing Care at Rivington House. The goal of the Institute is to improve the practice of health and social service delivery for patients with continuing care needs. The Institute will be guided by the goals of extending basic research into active practice, investigating effectiveness as well as efficacy, and responding quickly to pressing medical and social issues with focused investigations that produce relevant answers for continuing care professionals.

  A large population of Accuhealth's patients suffer from HIV/AIDS and, as a result, Accuhealth has become a leading provider of the new protease inhibitor medications to individuals suffering from this disease. The Company has sought to disseminate its knowledge and experience in this regard and has sponsored a number of conferences on this topic, including the first large-scale discussion in New York City on the impact and implications of protease inhibitors and other advances in the treatment of AIDS.

  In another exciting development, Accuhealth was selected to participate in a study of a new AIDS vaccine in conjunction with the National Institutes of Health and the New York Blood Center.

  Among the strengths of Accuhealth and its combined companies will be its extensive patient referral base which will include several hundred HMO, PPO, hospital, hospice and home care agency contracts. In 1998, Accuhealth intends to invest heavily in further developing its managed care referral network by introducing a new model combining specific disease management protocols with a capitation capability for contracting with payers.

  In the past year, Accuhealth has continued to position itself for regional home healthcare leadership. We look forward to keeping you abreast of the changes that will be taking place as Accuhealth moves forward in new and exciting directions. We appreciate the support of our shareholders and the dedication of our employees who have enabled us to build and strengthen Accuhealth.

Sincerely,





/s/ Stanley Goldstein
---------------------------
Stanley Goldstein
Chairman of the Board
September 19, 1997





/s/ Glenn C. Davis
---------------------------
Glenn C. Davis
President and Chief Executive Officer
September 19, 1997



2  Accuhealth, Inc. and Subsidiaries

SELECTED FINANCIAL DATA

Statement of Operations Data:

                                                                         Fiscal Year
                                                ------------------------------------------------------------
                                                     1997            1996            1995             1994
                                                ------------------------------------------------------------
Net sales ...................................   $ 16,369,376    $ 15,112,071    $ 15,468,402    $ 15,380,043
Gross profit ................................      6,770,120       6,931,649       7,211,622       6,920,977
Selling, general and
 administrative expenses ....................      6,146,783       7,104,529       6,913,959       7,599,214
Interest expense ............................        496,606         605,452         635,848         270,833
Recovery (expenses) related to
 pre-investigation management off
 book cash practices ........................             --              --         525,820        (454,065)
Debt surrendered in settlement of claims ....             --              --         488,500              --
Income (loss) from continuing operations
 before income taxes ........................        126,731        (778,332)        676,135      (1,403,135)
Income (loss) from continuing operations ....        126,731         676,135
Discontinued operations .....................             --              --        (278,733)     (1,187,055)
Income (loss) before extraordinary item .....        126,731        (778,332)        397,402      (2,545,706)
Extraordinary gain on debt
 surrendered in settlement of claims ........             --              --          60,000              --
Net (loss) income ...........................        126,731        (778,332)        457,402      (2,545,706)
Net (loss) income applicable to
 common stockholders ........................        (35,269)       (982,168)        350,555

Net loss (income) per common share:
Primary:
  Loss (income) from continuing operations ..           (.03)           (.77)            .39            (.87)
  Income (loss) before extraordinary item ...           (.03)           (.77)            .20           (1.64)
  Extraordinary item ........................             --              --             .04              --
  Net (loss) income per share ...............           (.03)           (.77)            .24           (1.64)
Fully Diluted:
  Income (loss) from continuing operations ..           (.03)           (.77)            .36            (.87)
  Income (loss) before extraordinary item ...           (.03)           (.77)            .20           (1.64)
  Extraordinary item ........................             --              --             .04              --
  Net (loss) income per share ...............           (.03)           (.77)            .24           (1.64)
Weighted average number of shares
 of common stock and  equivalents outstanding
    Primary .................................      1,400,423       1,273,274       1,472,854       1,550,000
    Fully diluted ...........................      1,400,423       1,273,274       1,893,991       1,550,000


BALANCE SHEET DATA                                                March 31,
                                    ---------------------------------------------------------------------
                                        1997          1996          1995           1994           1993
                                    ---------------------------------------------------------------------
Total assets ....................   $ 8,500,165   $ 7,650,957   $ 7,294,898    $ 7,823,526    $13,018,469
Long-term liabilities ...........       974,543       488,352       694,628      1,586,394      1,684,351
Total liabilities ...............     7,078,786     6,356,309     5,277,090      8,242,117     10,917,730
Preferred stock .................            --            --     2,710,164             --             --
Stockholders' equity (deficiency)     1,421,379     1,294,648      (692,356)      (418,591)     2,100,739


                                                                      Accuhealth, Inc. and Subsidiaries 3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  This Management's Discussion and Analysis should be read in conjunction with the consolidated financial statements of the Company and related notes included elsewhere in this Form 10-K.


RESULTS OF OPERATIONS

FISCAL YEAR ENDED MARCH 31, 1997 AS COMPARED TO FISCAL YEAR ENDED MARCH 31, 1996

  Net sales for Fiscal 1997 increased approximately $1,257,000 to $16,369,000 from the $15,112,000 reported in Fiscal 1996. The increase was the result of an increase of approximately $2,143,000 and $81,000 in the Company's institutional pharmacy business and oral medication revenues, respectively, offset partially by decreases in the Company's infusion services and durable medical equipment revenues of $853,000 and $114,000, respectively.

  The revenues from infusion services were lower than the previous fiscal year services partially as a result of the Company's marketing shift away from treating a small number of high revenue patients, primarily HIV/AIDS Medicaid patients, to increased numbers of lower revenue patients referred to the Company via insurance companies and HMO's. The strategy derives from two trends: the HIV/AIDS population stabilizing and the downward pressure on Medicaid reimbursements for infusion therapy services.

  Gross profits for Fiscal 1997 were approximately $6.8 million and were 41.4% of total net sales as compared to approximately $6.9 million or 45.9% for Fiscal 1996. The decrease in gross profits reflects an overall shift in the Company's mix of business, including expanded institutional pharmacy business which carries lower margins.

  Selling, general and administrative expenses ("SG&A") were approximately $6.1 million or 37.6% of net sales for Fiscal 1997 as compared to $7.1 million or 47.0% for Fiscal 1996. The decrease was principally the result of reductions in professional fees ($283,000), marketing costs ($190,000), certain clinical and administrative salaries ($159,000), and other administrative costs ($368,000).

  Interest expense in Fiscal 1997 was $496,606 as compared to $605,452 in Fiscal 1996.

FISCAL YEAR ENDED MARCH 31, 1996 AS COMPARED TO FISCAL YEAR ENDED MARCH 31, 1995

  Net sales for Fiscal 1996 decreased approximately $356,000 to $15,112,000 from the $15,468,000 reported in Fiscal 1995. The decrease was the result of a reduction of approximately $2,544,000 and $321,000 in the Company's revenues from infusion services and oral medications, respectively, offset partially by an increase in the Company's institutional pharmacy revenues of $2,423,000.

  The revenues from infusion services and oral medications were lower than the previous fiscal year services partially as a result of the Company's marketing shift away from treating a small number of high revenue patients, primarily HIV/AIDS Medicaid patients, to increased numbers of lower revenue patients referred to the Company via insurance companies and HMO's. The strategy derives from two trends: the HIV/AIDS population stabilizing and the downward pressure on Medicaid reimbursements for infusion therapy services. In addition, the Company lost a physician referral source approximating $1 million in net sales.

  Gross profits for Fiscal 1996 were approximately $6.9 million and were 45.9% of total net sales as compared to approximately $7.2 million or 46.6% for Fiscal 1995. The decrease in gross profits reflects an overall shift in the Company's mix of business, including expanded institutional pharmacy business which carries lower margins.

  Selling, general and administrative expenses ("SG&A") were approximately $7.1 million or 47.0% of net sales for Fiscal 1996 as compared to $6.9 million or 44.7% for Fiscal 1995. The increase was primarily attributable to higher than expected legal fees and marketing costs and a reduction of $387,000 in its reserves for contingencies in Fiscal 1995. Legal fees were approximately $114,000 higher than in the prior period as a result of certain litigation, which has now been either settled or closed. Non-recurring marketing costs were approximately $117,000 higher than the prior period due to the Company's attempts to increase the number of patients it serves.

  Actions taken in the second half of Fiscal 1996, principally a reduction in compensation costs, were directed to bringing the Company's level of SG&A expenses into line with revenues. As a result of these efforts, fourth quarter SG&A expenses were $1,587,000 compared to an average of $1,839,000 for the three quarters ended December 31, 1995.

  Interest expense in Fiscal 1996 was $605,452 or 4.8% lower than Fiscal 1995. Fiscal 1995 included interest charges of $59,000 related to debt surrendered in settlement of claims.

FINANCIAL CONDITION

  As of March 31,  1997,  the  Company  had  working  capital  of  approximately
$63,000.

  The Company's cash provided by financing activities of approximately $479,000 was primarily attributable to the proceeds of approximately $869,000 under the Company's revolving credit facility and term loan offset by principal payments on capital leases.

  Accounts receivable include amounts due from third party payors, primarily governmental agencies (Medicare and Medicaid). At March 31, 1997, gross Medicare and Medicaid receivables aggregated $2,415,732.


4  Accuhealth, Inc. and Subsidiaries

  On April 28, 1994, the Company obtained a $2.5 million maximum commitment working capital facility from Rosenthal and Rosenthal ("Rosenthal") and used funds borrowed under that facility to reduce its indebtedness. The loan is secured by assets of the Company including its receivables, inventories, equipment and fixtures. The Company's ability to use this credit facility is dependent upon the level of its eligible receivables as defined in the Loan and Security Agreement. Pursuant to the terms of a Loan and Security Agreement with Rosenthal, the Company granted Rosenthal warrants to purchase 70,000 shares of the Company's common stock.

  Effective February 1, 1996, the Company agreed to an amendment of the Loan and Security Agreement. The amendment extended the agreement through April 28, 1997 and allowed the Company to borrow, under certain conditions and terms, up to $3,500,000 at an interest rate of prime plus 3 7/8%. In addition, the Company granted Rosenthal warrants to purchase 30,000 shares of the Company's common stock.

  Effective February 1, 1997, the Company agreed to an amendment of the Loan and Security Agreement. This amendment extends the agreement through April 1, 1998 and allows the Company to borrow, under certain conditions, up to $4,000,000 in the form of a Term Loan of $500,000 at an interest rate of prime plus 5%, and a working capital facility of $3,500,000 at an interest rate of prime plus 27 7/8%. In addition, the expiration date of the 100,000 warrants was amended to be the later of April 1, 2001 or thirty-six months following the last day of any term to which the loan commitment has been extended and the exercise price for all warrants was restated to $2.00 per share.

  The Company operates under cash flow pressure primarily due to losses and insufficient working capital. The Company believes that its cash position and liquidity will continue to require careful management for the foreseeable future, but that its existing credit facility, together with cash generated by operations, will be sufficient to fund the Company's operations and required debt repayments at least through March 31, 1998.

  In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"), which is required to be adopted beginning with the quarter ended December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options and warrants will be excluded. The Company does not anticipate that the adoption of SFAS 128 will have a significant impact on the calculation of primary and fully diluted earnings per share.

                                             Accuhealth, Inc. and Subsidiaries 5

CONSOLIDATED BALANCE SHEETS

                                                                            March 31,
                                                                   --------------------------
                                                                       1997           1996
                                                                   --------------------------
ASSETS
Current Assets:
  Cash ........................................................    $    31,548    $     2,694
  Accounts receivable, less allowance for doubtful
   accounts of $317,000 in 1997 and $292,000 in 1996 ..........      5,279,369      4,459,693
  Inventories .................................................        665,335        621,838
  Prepaid expenses and other current assets ...................        191,323        103,114
                                                                   --------------------------
  Total Current Assets ........................................      6,167,575      5,187,339
Revenue producing equipment, net ..............................        485,305        670,352
Fixed assets, net .............................................      1,659,056      1,758,646
Other .........................................................        188,229         34,620
                                                                   --------------------------
  Total Assets ................................................    $ 8,500,165    $ 7,650,957
                                                                   ==========================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Notes payable-revolving credit facility .....................    $ 2,782,677    $ 2,413,392
  Notes payable-other .........................................        224,869        294,598
  Accounts payable ............................................      1,801,120      1,512,836
  Accrued expenses and other
   current liabilities ........................................      1,128,828      1,221,422
  Current portion of capital lease-Facility ...................         53,625         71,500
  Current portion of other capital lease obligations ..........        113,124        354,209
                                                                   --------------------------
    Total Current Liabilities .................................      6,104,243      5,867,957
Notes payable-term loan .......................................        500,000             --
Notes payable-other ...........................................        101,031             --
Capital lease-Facility, less current portion ..................        303,875        375,375
Other capital lease obligations, less current portion .........         69,637        112,977
                                                                   --------------------------
    Total Liabilities .........................................      7,078,786      6,356,309

Commitments and Contingencies (See Notes 7 and 10)

Stockholders' Equity:
  Preferred stock, $.01 par value; authorized 3,650,000 shares;
   no shares issued and outstanding
  6% Redeemable cumulative convertible preferred stock $.01 par value;
   $2,754,000 liquidation preference, authorized
   issued and outstanding 1,350,000 shares ....................         13,500         13,500

  Common stock, $0.1 par value; authorized 15,000,000 shares;
   1,787,598 (1997) and 1,630,233 (1996) shares issued ........         17,876         16,302

  Additional paid-in capital ..................................      6,168,364      6,007,938
  (Deficit) ...................................................     (4,154,041)    (4,118,772)
                                                                   --------------------------
                                                                     2,045,699      1,918,968
  Less treasury stock (308,004 shares) at cost ................        624,320        624,320
                                                                   --------------------------
  Total Stockholders' Equity ..................................      1,421,379      1,294,648
                                                                   --------------------------
    Total Liabilities and Stockholders' Equity ................    $ 8,500,165    $ 7,650,957
                                                                   ==========================


See notes to consolidated financial statements.

6  Accuhealth, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                       Years Ended March 31,
                                                                         --------------------------------------------
                                                                              1997            1996              1995
                                                                         --------------------------------------------
Net sales ............................................................   $ 16,369,376    $ 15,112,071    $ 15,468,402
Cost of goods sold ...................................................      9,599,256       8,180,422       8,256,780
                                                                         --------------------------------------------
Gross profit .........................................................      6,770,120       6,931,649       7,211,622
Selling, general and administrative expenses .........................      6,146,783       7,104,529       6,913,959
                                                                         --------------------------------------------
Operating (loss) income ..............................................        623,337        (172,880)        297,663
Interest expense .....................................................       (496,606)       (605,452)       (635,848)
Other income:
  Recovery related to pre-investigation
   management off book cash practices ................................             --              --         525,820
  Debt surrendered in settlement of claims ...........................             --              --         488,500
                                                                         --------------------------------------------
Income (loss) from continuing operations .............................        126,731        (778,332)        676,135
Discontinued operations:
  Loss from discontinued retail drugstore operations .................             --              --        (473,177)
  Gain on disposal of retail drug stores .............................             --              --         194,444
                                                                         --------------------------------------------
                                                                                   --              --        (278,733)
                                                                         --------------------------------------------
Income (loss) before extraordinary item ..............................        126,731        (778,332)        397,402
Extraordinary gain on debt surrendered in settlement of claims .......             --              --          60,000
                                                                         --------------------------------------------
Net income (loss) ....................................................        126,731        (778,332)        457,402
                                                                         --------------------------------------------
Redeemable preferred stock dividends and accretion ...................       (162,000)       (203,836)       (106,847)
                                                                         --------------------------------------------
Net (loss)  income  applicable to common  stockholders ...............   $    (35,269)   $   (982,168)   $    350,555
                                                                         ============================================
Net (loss) income per common share applicable to common stockholders:
Primary:
  (Loss) income from continuing operations ...........................          $(.03)          $(.77)           $.39
  (Loss) income before extraordinary item ............................          $(.03)          $(.77)           $.20
  Extraordinary item .................................................             --              --            $.04
  Net (loss) income per share ........................................          $(.03)          $(.77)           $.24
Fully diluted:
  (Loss) income from continuing operations ...........................          $(.03)          $(.77)           $.36
  (Income) loss before extraordinary item ............................          $(.03)          $(.77)           $.20
  Extraordinary item .................................................          $  --              --            $.04
  Net (loss) income per share ........................................          $(.03)          $(.77)           $.24
Weighted number of common shares and equivalents outstanding:
  Primary ............................................................      1,400,423       1,273,274       1,472,854
  Fully diluted ......................................................      1,400,423       1,273,274       1,893,991


See notes to consolidated financial statements.


                                                                                  Accuhealth, Inc. and Subsidiaries 7

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                        Years Ended March 31,
                                                                                  1997           1996           1995
                                                                             -----------------------------------------
OPERATING ACTIVITIES
Net income (loss) ........................................................   $   126,731    $  (778,332)   $   457,402
Adjustments to reconcile net (loss) income to net cash used in operating activities:
  Recovery related to pre-investigation management off book cash practices            --             --       (624,320)
  Debt surrendered in settlement of claims ...............................            --             --       (647,000)
  Amortization of financing costs ........................................         7,688        142,251        126,885
  Depreciation and amortization ..........................................       343,761        410,354        359,022
  Write off of Revenue Producing Equipment ...............................            --         53,376             --
  Reserve for contingencies ..............................................            --             --       (480,000)
  Deferred rent ..........................................................            --             --        168,000
  Loss on sale of drug store assets ......................................            --             --       (194,444)
  Changes in operating assets and liabilities:
    Accounts receivable ..................................................      (819,676)      (795,446)       321,567
    Refundable income taxes ..............................................            --             --        200,000
    Inventories ..........................................................       (43,497)       (76,279)        39,660
    Prepaid expenses and other current assets ............................       (88,209)       (23,040)       (39,391)
    Other assets .........................................................        (4,297)       (49,530)      (202,721)
    Accounts payable .....................................................       288,284        225,260     (1,647,347)
    Notes payable, other .................................................            --       (248,373)            --
    Accrued expenses and other current liabilities .......................      (249,594)       103,466        127,835
                                                                             -----------------------------------------
  Cash used in operating activities ......................................      (438,809)    (1,036,293)    (2,034,852)
                                                                             -----------------------------------------
INVESTING ACTIVITIES
  Cash proceeds from sale of drug store assets ...........................            --             --         25,000
  Notes receivable .......................................................            --         82,000             --
  Purchase of fixed assets and revenue producing equipment................       (11,295)       (32,629)       (91,892)
                                                                             -----------------------------------------
  Cash (used in) provided by investing activities ........................       (11,295)        49,371        (66,892)
                                                                             -----------------------------------------
FINANCING ACTIVITIES
  10% loans converted to redeemable convertible preferred shares .........            --             --        400,000
  Proceeds from sale of redeemable convertible preferred shares ..........            --         62,500      2,250,000
  Proceeds from note payable--revolving credit facility, net .............       369,285        916,227      1,497,165
  Proceeds from notes payable--term loan .................................       500,000             --             --
  Notes payable--other ...................................................        31,302        395,565     (1,189,294)
  Principal payments on note payable--Towerview ..........................            --             --        (56,635)
  Principal payments on capital lease--Facility ..........................       (89,375)       (71,500)      (214,500)
  Payments on other capital lease obligations ............................      (332,254)      (271,261)      (155,605)
  Due to prior officers ..................................................            --       (189,222)      (310,778)
  Cash provided by financing activities ..................................       478,958        842,309      2,220,353
                                                                             -----------------------------------------
  Net increase (decrease) in cash ........................................        28,854       (144,613)       118,609
  Cash at beginning of period ............................................         2,694        147,307         28,698
                                                                             -----------------------------------------
  Cash at end of period ..................................................   $    31,548    $     2,694    $   147,307
                                                                             =========================================
Supplemental disclosure of cash flow information:
  Interest paid ..........................................................   $   500,000    $   613,000    $   522,771
                                                                             =========================================
  Income taxes paid ......................................................   $        --    $        --    $        --
                                                                             =========================================

Noncash investing and financing activities:
  Additions to capital leases ............................................   $    48,000    $   212,000    $   609,000
                                                                             =========================================

See notes to consolidated financial statements.


8  Accuhealth, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY/(DEFICIENCY)

                                                                            Years Ended March 31, 1997, 1996 and 1995
                                                  ---------------------------------------------------------------------
                                                      Preferred Stock        Common Stock
                                                  ---------------------  --------------------    Additional
                                                   Number        $.01    Number          $.01     Paid-In
                                                   of Shares  Par Value  of Shares  Par Value     Capital      Deficit
                                                  ---------------------------------------------------------------------
Balance, March 31, 1994 .........................        --   $     --   1,550,000  $  15,500  $3,053,068  $(3,487,159)
Surrender of shares by former officers
 & directors recorded as treasury stock .........
Net income ......................................                                                              457,402
Accretion of redeemable preferred stock
 and preferred stock dividends accrued ..........                                                             (106,847)
                                                  ---------------------------------------------------------------------
Balance, March 31, 1995 .........................        --           -- 1,550,000     15,500   3,053,068   (3,136,604
Reclassification of redeemable preferred stock .. 1,325,000       13,250                        2,739,282
Sale of preferred stock .........................    25,000          250                           62,250
Preferred stock dividends paid with
 common stock--September 28, 1995................                           25,440        254      72,886      (26,468)
Preferred stock dividends paid with
 common stock--May 7, 1996.......................                           54,793        548      80,452      (81,000)
Accretion of redeemable preferred stock
 and preferred stock dividends accrued ..........                                                              (96,368)
Net loss ........................................                                                             (778,332)
                                                  ---------------------------------------------------------------------
Balance, March 31, 1996.......................... 1,350,000    $  13,500 1,630,233    $16,302 $ 6,007,938  $(4,118,772)
Preferred stock dividends paid
  with common stock--July 8, 1996................                           52,856        529      80,471      (81,000)
Preferred stock dividends paid
  with common stock--April 11, 1997..............                          104,509      1,045      79,955      (81,000)
Net Income ......................................                                                              126,731
                                                  ---------------------------------------------------------------------
Balance, March 31, 1997.......................... 1,350,000    $  13,500 1,787,598    $17,876  $6,168,364  $(4,154,041)
                                                  =====================================================================

                                                 -----------------------------------
                                                      Treasury Stock
                                                 -------------------------
                                                   Number
                                                   of Shares       Cost    Equity
                                                 -----------------------------------
Balance, March 31, 1994 .........................        -- $       --  $ (418,591)
Surrender of shares by former officers
 & directors recorded as treasury stock .........  (308,004)  (624,320)   (624,320)
Net income ......................................                          457,402
Accretion of redeemable preferred stock
 and preferred stock dividends accrued ..........                         (106,847)
                                                 -----------------------------------
Balance, March 31, 1995 .........................  (308,004)  (624,320)   (692,356)
Reclassification of redeemable preferred stock ..                        2,752,532
Sale of preferred stock .........................                           62,500
Preferred stock dividends paid with
 common stock--September 28, 1995................                           46,672
Preferred stock dividends paid with
 common stock--May 7, 1996.......................                               --
Accretion of redeemable preferred stock
 and preferred stock dividends accrued ..........                           96,368
Net loss ........................................                         (778,332)
                                                 -----------------------------------
Balance, March 31, 1996..........................  (308,004)$ (624,320) $1,294,648
Preferred stock dividends paid
  with common stock--July 8, 1996................                               --
Preferred stock dividends paid
  with common stock--April 11, 1997..............                               --
Net Income ......................................                          126,731
                                                 -----------------------------------
Balance, March 31, 1997..........................  (308,004)$ (624,320) $1,421,379
                                                 ====================================

See notes to consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 1997

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

  Accuhealth,   Inc.,   together  with  its  subsidiaries   (collectively,   the
"Company"), provides comprehensive home health care services, including administration of a wide array of infusion therapies, sales of oral medications and sales and rentals of durable medical equipment and related supplies. The Company operates throughout the New York, New Jersey and Connecticut metropolitan area.

BASIS OF PREPARATION

  The consolidated financial statements include the accounts of Accuhealth, Inc. and its subsidiaries, all of which are wholly-owned. Significant intercompany accounts and transactions have been eliminated in consolidation.

  Management is formulating plans to strengthen the Company's working capital position and generate sufficient cash to meet its operating needs through at least March 31, 1998 by among other actions, obtaining additional financing and attempting to increase its institutional pharmacy business.

INVENTORIES

  Inventories consist of over-the-counter and prescription drugs, infusion products and supplies, and home health care equipment and supplies and are priced at the lower of cost or market using the first-in, first-out ("FIFO") method.

CONTRACTUAL ALLOWANCES

  Certain  prescription  pharmaceutical  sales,  medical  equipment  and  supply revenues are recorded at the Company's established rates and reduced by estimated contractual allowances pursuant to third-party reimbursement arrangements.

RECLASSIFICATIONS

  Certain  items  in  the  March  31,  1996  financial   statements   have  been
reclassified  to conform to the March 31, 1997  presentation.

FIXED ASSETS AND REVENUE PRODUCING EQUIPMENT

  Fixed assets and revenue producing equipment are stated at cost. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets and for revenue producing equipment and leasehold improvements, over the shorter of the estimated useful lives or the term of the related leases.


                                            Accuhealth, Inc. and Subsidiaries  9

EARNINGS PER SHARE

  For Fiscal 1997 and 1996, net loss per share was computed by dividing the applicable net loss by the weighted average number of shares outstanding during the year. Shares of common stock used to pay preferred stock dividends were considered outstanding as of the declaration date. Common share equivalents, which represents shares issuable upon the exercise of stock options and warrants, were not included as their effect would be antidilutive.

  For Fiscal 1995, primary earnings per common share was calculated by dividing net earnings applicable to common stock by the weighted average of common stock and common stock equivalents outstanding. On a fully diluted basis, both net earnings and shares outstanding, if applicable, are adjusted to assume the conversion of convertible preferred stock from the date of issue and for the incremental option shares for fully diluted purposes.

  In February 1997 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"), which is required to be adopted beginning with the quarter ended December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options and warrants will be excluded. The Company does not anticipate the adoption of SFAS 128 to have a significant impact on the calculation of primary and fully diluted earnings per share.

INCOME TAXES

  The Company files consolidated Federal, combined New York State and combined New York City income tax returns. The Company's method of accounting for income taxes is the liability method required by FASB Statement No. 109 "Accounting for Income Taxes."

  Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

CASH EQUIVALENTS

  The Company considers all highly liquid financial instruments with a maturity of three months or less when purchased to be cash equivalents. At March 31, 1997 and 1996, the Company had no cash equivalents.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATIONS OF CREDIT RISK

  Concentrations of credit risk with respect to trade accounts receivable include amounts due from third party payers, primarily governmental agencies (Medicare and Medicaid). At March 31, 1997 and 1996, gross Medicare and Medicaid receivables aggregated $2,415,732 and $2,082,751, respectively.

  Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation for which action for noncompliance includes fines, penalties, and exclusion from the Medicare and Medicaid programs. The Company believes that it is in compliance with all applicable laws and regulations.

  The Company's revenues from one customer accounted for 19% and 16% of the Company's net sales for the years ended March 31, 1997 and 1996, respectively. At March 31, 1997 and 1996, 20% and 22%, respectively, of net accounts receivable was due from this customer. No single customer accounted for more than 10% of net sales for the year ended March 31, 1995.

STOCK-BASED COMPENSATION

  In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 is effective for fiscal years beginning after December 31, 1995 and prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock options, restricted stock, employee stock purchase plans and stock appreciation rights. SFAS 123 requires compensation expense to be recorded (i) using the new fair value method or (ii) using existing accounting rules prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations with pro forma disclosure of what net income and earnings per share would have been had the Company adopted the new fair value method. The Company intends to continue to account for its stock based compensation plans in accordance with the provisions of APB 25.

2. SALE OF DRUGSTORE ASSETS

  On December 1, 1994 the Company sold the assets of its two remaining drugstore subsidiaries for $665,000. The sale resulted in a gain for financial reporting purposes of $194,444.

  Net sales of the discontinued retail drugstores operations were approximately $3,332,000 for the year ended March 31, 1995.

3. REVENUE PRODUCING EQUIPMENT, NET

  The following summarizes the Company's investment in revenue producing equipment:

                                        March 31,
                              ---------------------------       Estimated
                                 1997              1996        Useful Lives
                              ---------------------------------------------
Revenue producing
 equipment primarily
 under capital lease.......   $1,957,661        $2,006,809      3-5 years
Less accumulated
 depreciation and
 amortization..............    1,472,356         1,336,457
                              ----------------------------
                              $  485,305        $  670,352
                              ============================


10  Accuhealth, Inc. and Subsidiaries

4. FIXED ASSETS

                                     March 31,
                            -----------------------    Estimated
                                1997        1996      Useful Lives
                            --------------------------------------
Land under capital lease    $  136,277   $  136,277
Building under
 capital lease ..........    1,226,498    1,226,498   40 years
Equipment, furniture
 and fixtures ...........      816,078      778,863   5-10 years
Leasehold improvements ..        3,838        3,838   10-15 years
Equipment, furniture
 and fixture under
 capital leases .........      164,953      164,953   5-10 years
Building improvements ...      292,956      285,463   40 years
                            -----------------------
                             2,640,600    2,595,892
Less accumulated
 depreciation and
 amortization, including
 $399,740 in 1997 and
 $345,341 in 1996
 attributable to assets
 under capital leases ...      981,544      837,246
                            -----------------------
                            $1,659,056   $1,758,646
                            =======================


5. NOTES PAYABLE AND LONG-TERM DEBT

NOTES PAYABLE-OTHER

  The Company's other notes which arose in connection with the purchase of inventories are as follows:

 (A) In December 1995, the Company issued an unsecured note payable to a trade creditor in the principal amount aggregating $348,616. The note was satisfied as of March 31, 1997. The outstanding principal balance at March 31, 1996 of $247,649 was payable in monthly installments of $36,808 which included interest at 12% per annum.

(B) The Company converted a portion of its accounts payable into a note payable to a trade creditor in the principal amount aggregating $46,949. This note is payable in monthly installments of approximately $4,200 beginning October 11, 1996 which includes interest at 10.9% per annum. At March 31, 1996, the Company classified the principal balance as a note payable-other. The outstanding principal balance at March 31, 1997 was $20,183.

(C) The Company converted several of its capital leases into notes payable to a trade creditor in principal amounts aggregating $276,830. These notes are payable in monthly installments ranging from approximately $2,000 to $8,000 with interest rates ranging from 10.0% to 14.5%. Future minimum payments on the outstanding principal balance of $233,767 at March 31, 1997 are $187,537 (fiscal 1998) and $46,230 (fiscal 1999).

(D) In February 1997, the Company reached a settlement with the City of New York relating to an audit of General Corporation and Commercial Rent taxes for the years 1990 through 1992. In accordance with this settlement agreement, the outstanding principal balance at March 31, 1997 of $71,950 is payable in monthly installments of $1,976 which includes interest at 10% per annum. A final balloon payment of $18,146 is due on March 1, 2000.

  The weighted average interest rate for notes payable-other was 12.51%, 10.94% and 9.31% for the years ended March 31, 1997, 1996 and 1995, respectively. The average amount of notes payable-other outstanding for the years ended March 31, 1997 and 1996 was approximately $210,000 and $122,000, respectively. Notes payable-other are principally short-term in nature. As such, fair value approximates the carrying value.

 NOTES PAYABLE-REVOLVING CREDIT FACILITY AND TERM LOAN

  In April 1994, the Company entered into a Loan and Security Agreement (the "Agreement") with Rosenthal and Rosenthal ("Rosenthal") to borrow, under certain conditions and terms, up to $2,500,000 at an interest rate of prime plus 4 7/8%. Borrowings under the Agreement are collateralized by certain assets of the Company, including accounts receivables, inventories, equipment and fixtures. The Company's ability to use this revolving credit facility is dependent upon the level of its eligible receivables, as defined in the Agreement. In addition, the Company granted Rosenthal warrants to purchase 70,000 shares of the Company's common stock (see Note 11).

  Effective February 1, 1996, the Company and Rosenthal amended the Loan and Security Agreement ("Amendment No. 1"). Amendment No. 1 extended the Agreement through April 28, 1997 and allowed the Company to borrow, under certain conditions and terms up to $3,500,000 (based on eligible accounts receivable, as defined) at an interest rate of prime plus 3 7/8%. Effective February 1, 1997, the Company and Rosenthal amended the Loan and Security Agreement ("Amendment No. 2") to extend the Agreement through April 1, 1998 and reduce the interest rate to prime (8 1/2% at March 31, 1997) plus 2 7/8%. In addition, the Company granted Rosenthal warrants to purchase an additional 30,000 shares of the Company's common stock (see Note 11). Commencing April 28, 1996, the Company was required to pay a facility fee of $35,000 per annum, which Amendment No. 2 has increased to $40,000 per annum.

  Amendment No. 2 also provided a $500,000 term loan to the Company due on April 1, 1998 with interest payable monthly at a rate of prime plus 5%.

  The revolving credit facility and the term loan bear interest at variable market rates and as such the carrying value approximates their fair value.

  The weighted average interest rate, including the facility fee, for the years ended March 31, 1997, 1996 and 1995 was 13.14%, 17.8% and 16.9%, respectively.
The average amount outstanding for the years ended March 31, 1997 and 1996 was $2,801,000 and $1,963,000, respectively.

6. CAPITAL LEASE OBLIGATIONS

  The Company leases its principal offices and warehouse facility and certain equipment, furniture and fixtures, rental equipment and leasehold improvements under capital lease agreements which extend through April 2000.

CAPITAL LEASE-FACILITY

  The Company occupies a pharmacy warehouse and office facility (the "Facility") which was obtained under a ten-year lease (the "Lease Agreement") with the New York City Industrial Development Agency (the "Agency") as lessor. The Agency issued to National Westminster Bank, U.S.A. (now "Fleet") $1,072,500 principal amount of its


                                            Accuhealth, Inc. and Subsidiaries 11

Industrial Development bonds (the "Bonds") pursuant to an Indenture of Mortgage and Agreement dated April 1, 1989 (the "Indenture") which created a lien on the facility. The Company also paid $227,500 in order for the Agency to purchase the warehouse. This amount and other acquisition costs are capitalized as land and building under capital lease (see Note 4).

  At the end of the term of the lease, the Company may purchase the Facility for one dollar so long as all terms and conditions of the lease have been met. The Lease Agreement and Guaranty Agreement require the Company and its subsidiaries to comply with certain covenants, including but not limited to, maximum debt to worth ratio, maximum allowable losses and debt service coverage ratio. The Company's non-compliance with the debt to worth ratio covenant was waived by Fleet through April 1, 1998.

  In lieu of rent the Company pays principal on the Bonds in quarterly installments of $17,875, plus interest at the rate of prime (8 1/2% at March 31,
1997) plus 1%. On April 28, 1994, in conjunction with the Rosenthal financing (Note 5), the Company made an additional principal payment of $143,000. A final balloon payment of $232,375 plus interest thereon is due on April 1, 1999. Each of the Company's wholly-owned subsidiaries has guaranteed the Company's obligations under the lease. The Lease Agreement and Guaranty Agreement also restrict the payment of cash dividends in any one year to an aggregate amount not to exceed 25% of the Company's net income for the immediately preceding year.

  The obligation under capital lease-Facility bears interest at variable market rates and as such the carrying value approximates its fair value.

OTHER CAPITAL LEASES

  The Company leases durable medical equipment under capital lease agreements which extend through March 31, 2000 with interest rates ranging from 9.00% to 16.71%.

  Future minimum lease payments under capital leases with initial or remaining noncancellable lease terms in excess of one year are as follows:

                             Capital     Other
                              Lease     Capital
Fiscal Year                  Facility   Leases
-----------------------------------------------

1998....................   $ 85,465   $143,693
1999....................     96,689     47,296
2000....................    234,215     13,571
                           -------------------
                            416,369    204,560
Less interest ..........     58,869     21,799
                           -------------------
Present value of net
  minimum obligations ..    357,500    182,761
Less current portion ...     53,625    113,124
                           -------------------
Long-term obligations at
  March 31, 1997 .......   $303,875   $ 69,637
                           ===================

7. CONTINGENCIES

  In June 1995, a former employee commenced an action in Supreme Court, New York County, New York against the Company and certain of its former and current officers, directors and shareholders. The action alleges that the Company breached plaintiff's employment agreement by withholding at least $750,000 in commissions allegedly owed to him. In addition to the breach of contract claim, plaintiff asserted claims for violation of the Racketeering Influence and Corruption Act ("RICO"), violations of New York's Labor Law (stemming from the Company's alleged breach of contract) and fraud. In or about September 1995, the defendants made a pre-Answer motion to dismiss the RICO, fraud and conspiracy claims. On June 18, 1996 the Court granted defendants' motion effectively dismissing the Complaint as to the Company's current and former officers, directors and shareholders and leaving plaintiff's claim for breach of contract and violation of New York's Labor Law solely against the Company. The Company has now served an Answer and a Document Request. The plaintiff has not proceeded with discovery and the case is currently dormant. The Company intends to deny the principal allegations in the Complaint and to defend this action vigorously. Management believes that this action will not have any material adverse impact on the Company's financial position, results of operations or cash flows.

  An agency of New York State is conducting a review of the Company's Medicaid reimbursement for the years 1990 through 1993. The Company has not been advised as to whether any claim will be made.

  Management believes that the above matters will be settled without any material adverse impact to the Company's financial position, results of operations or cash flows.

8. SIX PERCENT CONVERTIBLE PREFERRED STOCK

  On December 14, 1994 and January 30, 1995, the Company completed the sale at $2.00 per share, of 1,325,000 shares of redeemable convertible preferred stock (Preferred Stock) with a 6% per annum cumulative dividend. During the quarter ended December 31, 1995, the Company sold at $2.50 per share, 25,000 additional shares of Preferred Stock to certain officers and directors of the Company. The Preferred Stock is convertible at any time at the option of the holder, subject to antidilution adjustments, into 1,350,000 shares of common stock. The Company has reserved 1,350,000 shares of common stock for such conversion. At any time on or after December 31, 1995, subject to certain conditions, such as the registration of the underlying common stock under the Securities Act of 1933, compliance with the terms of the Preferred Stock and any other agreement with the holders of the Preferred Stock and the payment of all dividends that are accrued and unpaid on the Preferred Stock as of the Redemption Date, the Company may redeem all or any portion of the Preferred Stock then outstanding. For each share that is called for redemption, the Company shall pay $3.00 per share from December 31, 1995 through December 31, 1997 and $4.00 per share on or after January 1, 1998. The holders of the Preferred Stock are entitled to voting rights equivalent to that of the common stock. The Preferred Stock is senior to the common stock in the event of a liquidation of the Company. The liquidation preference is $2.00 per share plus accrued and unpaid dividends.

  The Preferred Stock was subject to mandatory redemption requirements of up to $4.00 per share plus accrued dividends. As of June 16, 1995, the 6% Convertible Preferred shareholders agreed to modify their stockholder agreements to negate the mandatory redemption requirements. This modification eliminates the need for recognition of accretion effective June 16, 1995, and results in the 6% Convertible Preferred Shares being classified as equity rather than debt.


12  Accuhealth, Inc. and Subsidiaries

  The Company is obligated to pay annual dividends of $.12 per share on its 1,350,000 outstanding shares of Preferred Stock. Such dividends accrue daily, are payable each June 1 and December 1 and, at the election of the Company, may be paid in shares of Common Stock valued in accordance with the terms of such stock. Dividends on the Company's Preferred Stock are payable in preference and priority to any payment of any dividends on the common stock.

  The June 1, 1996 dividend was paid out in 52,856 shares of common stock on July 8, 1996. The December 1, 1996 dividend was paid out in 104,509 shares of common stock subsequent to year-end. Accrued and unpaid dividends from December 1, 1996 to March 31, 1997 of $54,000 are included in accrued expenses and other current liabilities at March 31, 1997.

9.  RECOVERY RELATED TO PRE-INVESTIGATION MANAGEMENT

  The Company's prior management in place through February 26, 1993 had engaged in certain improprieties through such date. Such improprieties were the subject of a formal SEC investigation which resulted in prior management making restitution to the Company valued at $1,212,320 and the Company agreeing to an SEC order to cease and desist from committing or causing any violation or future violation of certain anti-fraud, reporting, record keeping and internal controls provisions of the Securities Act of 1933 and Securities Exchange Act of 1934. The order did not impose any financial penalty on the Company.

  Effective October 12, 1994, settlements of the Company's restitution claims against its former Chief Executive Officer and President and two former officers and directors were concluded. The terms of the agreements include: the surrender to the Company of a $588,000 promissory note; the surrendering of 298,504 shares of Company's common stock held by these individuals; the termination of all stock options and warrants held by these individuals; a restriction of their rights to sell voting securities for the next two years; a release of Accuhealth from any financial obligations to them; and a release of these individuals by Accuhealth from any claims, damages or losses that the Company may suffer because of the actions claimed to have been committed. The agreements also prohibit these individuals from acquiring shares of the Company for a period of 10 years.

  These transactions were recorded by the Company in the quarter ended December 31, 1994. The restitution of 298,504 shares of stock was valued at $597,008, the estimated fair value of such stock at the time of restitution. The determination of estimated fair market value of such stock at $2.00 per share on October 12, 1994 was principally based on the average closing price of the Company's common stock during the preceding 21 days of trading ($2.75 a share), reduced to reflect an appropriate blockage discount for the large amount of stock in relation to the outstanding common shares of the Company. The Company believes that the valuation of the stock received is reasonable and was determined using appropriate and conservative methodologies. The restitution was offset by professional fees of approximately $98,500.

  The  loan  from an  officer  and  director  of  $588,000  at  March  31,  1994 represented the amount of loans previously made to the Company by its former Chief Executive Officer and President. The fair value of the note payable surrendered on October 12, 1994 was $587,000 based on a rate of 9.3% (difference between the Company's weighted average borrowing rate of 16.9% and the stated rate in the note of 7.6%) and assuming that the note had a one year extended maturity. The difference between the carrying amount of the note ($647,000 including accrued interest of $59,000) and the fair value of the note ($587,000) or $60,000 was classified as extraordinary income. The restitution was offset by professional fees of $98,500.

  On March 31, 1995, settlements of the Company's restitution claims against another former officer and director of the Company were concluded. This individual surrendered 9,500 shares of the Company's common stock. The shares of stock were valued at $27,312, the estimated fair value of such shares at the time of restitution, and recorded in the quarter ended March 31, 1995.

10. COMMITMENTS

OPERATING LEASES

  Rent  expense for the year ended March 31,  1995 was  approximately  $335,000.
This  amount   represents   retail  drugstore  rents  included  in  discontinued
operations.

  A vendor has a security interest in certain assets of the Company, including accounts receivable, inventories, equipment and fixtures. This security interest is subordinate and junior in all respects to the Loan and Security Agreement. (See Note 5.)

RELATED PARTY TRANSACTIONS

  A director has a consulting arrangement with the Company whereby he receives $4,000 and an office expense reimbursement of $1,000 per month.

EMPLOYMENT AGREEMENT

  Subsequent to year-end, the Company modified its employment agreement with its President and Chief Executive Officer providing for, among other things, annual compensation of $250,000 and 25,000 shares of the Company's common stock.

11. STOCK OPTIONS AND WARRANTS

  In September 1988, the Company adopted, and in September 1994 amended, the 1988 Stock Option Plan ("Stock Option Plan"), under which options to purchase an aggregate maximum of 300,000 shares of the Company's common stock may be granted. The Stock Option Plan is administered by the Board of Directors, who are responsible for determining the individuals who will be granted options, the number of shares to be subject to each option, the option price per share, and the exercise period of each option. The option price may not be less than the fair market value of the Company's common stock. The fair market value is defined in the Stock Option Plan to be the mean between the closing bid and the closing asked prices for the common stock of the Company on the date of grant. No option may have a term in excess of ten years. As to any stockholder who owns 10% or more of the Company's common stock, the option price per share will be no less than 110% of the fair market value of the Company's common stock on the date of grant and such options shall not have a term in excess of five years.

  Pursuant to the Stock Option Plan, in February 1992 the former Board of Directors granted a total of 54,000 options to purchase shares of the Company's common stock to


                                            Accuhealth, Inc. and Subsidiaries 13
fifteen employees with an exercise price of $4.75 per share. In June 1996 and 1995, the Board of Directors granted a total of 188,500 and 159,000 options, respectively, to purchase shares of the Company's common stock to employees with an exercise price of $1.625 and $2.75 per share, respectively. These options are exercisable in three equal annual increments.


                                                   Weighted
                                                    Average
                                                   Exercise
                                                    Price
                                        Shares    Per Share
                                       --------------------
Outstanding March 31, 1994 .........    30,500        $4.75
Canceled ...........................   (20,000)        4.75
                                       --------------------
Outstanding March 31, 1995 .........    10,500         4.75
Granted ............................   159,000         2.75
Canceled ...........................    52,000         3.12
                                       --------------------
Outstanding March 31, 1996 .........   117,500        $2.77
Granted ............................   188,500         1.63
Canceled ...........................    36,500         2.31
                                       --------------------
Outstanding at March 31, 1997 ......   269,500        $2.03
                                       ====================
Exercisable at March 31, 1995 ......    10,500        $4.75
                                       ====================
Exercisable at March 31, 1996 ......     1,000        $4.75
                                       ====================
Exercisable at March 31, 1997 ......    32,500        $2.81
                                       ====================

  Separate from options issued under the Stock Option Plan, in June 1990, the Company granted options to purchase 60,500 shares of common stock at a price of $5.00 per share ("1990 Options"). The 1990 Options vest and become exercisable ratably after the first, second and third anniversaries of the grant date and expire after the fifth anniversary of the grant date.

  Options to purchase shares of the Company's common stock pursuant to the 1990 Options and related aggregate option prices were as follows:

                                                       Aggregate
                                                Shares   Price
                                                -----------------
Outstanding March 31, 1994 and 1995 ........    22,500  112,500
Expired ....................................    22,500  112,550
                                                -----------------
Outstanding March 31, 1996 .................        --       --
                                                -----------------

  Separate from options issued under the Stock Option Plan, in February 1992, the Board of Directors granted to three former directors of the Company a total of 60,000 options to purchase shares of the Company's common stock ("1992 Options"). The exercise price of the 1992 Options is the mean between the closing bid and the closing asked prices for the common stock of the Company on the date of grant, which was $4.75. These options may be exercised in 25% increments on the first, second, third and fourth anniversary of the date of issue, and have a term of ten years. During the year ended March 31, 1995, 30,000 of these options were canceled, leaving 15,000 options outstanding as of March 31, 1997 and 1996.

  During fiscal 1995, separate from options issued under the Stock Option Plan, the Company granted options to purchase 352,500 of common shares to officers and directors ("1995 Options"). The exercise prices of the 1995 Options range from $2.00 to $3.00, with options to purchase 135,000 shares vesting immediately at $2.00 and the balance vesting over five years from the date of issuance. During the fiscal years ended March 31, 1997 and 1996, options to purchase an additional 79,167 shares and 104,167 shares, respectively, vested at prices ranging from $2.00 to $3.00 per share. At March 31, 1997, these options remain unexercised and outstanding.

  In September 1995, separate from options issued under the Stock Option Plan, the Company granted options to purchase 37,500 of the Company's common shares to directors ("1996 Options"). The exercise price of the 1996 Options are $1.875 with the shares vesting over five years from the date of issuance.

  In June 1996, separate from options issued under the Stock Option Plan, the Company granted options to purchase 37,500 of the Company's common shares to directors ("1997 Options"). The exercise price of the 1997 Options are $1.625 with the shares vesting over five years from the date of issuance.

  In June 1996, separate from options issued under the Stock Option Plan, the Company granted options to purchase 50,000 of the Company's common shares to a director ("June 1996 Options"). The exercise price of the June 1996 Options are $1.625 with the shares vesting over three years from the date of issuance.

  As of March 31, 1997, an aggregate 898,000 shares of the Company's common stock are reserved for issuance under the Stock Option Plan, and the 1990, 1992, 1995, 1996, June 1996 and 1997 Options. As of March 31, 1997, options to purchase 238,334 of such shares are exercisable.

  Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. The fair market value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1997 and 1996:

                                                March 31,
                                    ---------------------------
Assumption                              1997               1996
---------------------------------------------------------------
Risk-free rate ..................        6.2%              6.0%
Dividend yield ..................        0%                  0%
Volatility factor of the expected
 market price of the Company's
 common stock ...................        1.7               1.7
Average life ....................   4.9 years         4.8 years

  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the options. The Company's pro forma information follows:

                                  Years Ended March 31,
                               ---------------------------
                                    1997           1996
                               --------------------------
Pro forma net loss ........... $  (91,725)   $  (900,140)
Pro forma net loss per share..      (0.18)         (0.87)


14  Accuhealth, Inc. and Subsidiaries

  The weighted average fair value of options granted during the years ended March 31, 1997 and 1996 were $1.53 and $2.60, respectively, for shares granted with an exercise price equal to the market price on the date of grant. The weighted average fair value of options granted during the year ended March 31, 1996 for which the exercise price was less than the market price on the date of grant was $1.83. The weighted average remaining contractual life of options exercisable at March 31, 1997 is 4.3 years. The exercise prices range from $1.63 to $4.95 for options outstanding as of March 31, 1997.

  In April 1994,  pursuant to the terms of a Loan and  Security  Agreement  (see
Note 5), the Company granted to a financing company warrants to purchase 70,000 shares of common stock at a price of $2.00 per share. On February 1, 1996, the Company granted warrants to purchase an additional 30,000 shares of common stock at $2.50 per share expiring on April 28, 1998. On February 1, 1997, the expiration date of the 100,000 warrants was amended to be the later of April 1, 2001 or thirty-six months following the last day of any term to which the Loan Commitment has been extended and the exercise price for all warrants was restated to $2.00 per share. As of March 31, 1997, no warrants have been exercised and an aggregate of 100,000 of the Company's common stock are reserved for issuance under warrants.

12. EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

  In December 1986, the Company established a profit sharing and thrift plan (the "Plan") covering substantially all eligible employees. The Plan qualifies under Section 401(k) of the Internal Revenue Code. The Company matches contributions equal to 50% (25% effective July 1, 1996) of an eligible employee's pre-tax 401(k) contribution. The matching contribution is limited for any part of an eligible employee's pre-tax 401(k) contribution which exceeds 10% of their compensation. At the discretion of the Board of Directors, the Company may also make additional contributions dependent on profits each year for the benefit of eligible employees under the Plan. The Company's contribution to the Plan was approximately $35,000, $47,000 and $67,000 for the years ended March 31, 1997, 1996 and 1995, respectively.

  In August 1995, the Company adopted a deferred compensation plan for the Board of Directors (the "Directors Plan"). Under the Directors Plan, a director may elect to defer receipt of all or a specified portion of his or her compensation. As of March 31, 1997, no director had elected to defer any portion of his or her compensation.

13. INCOME TAXES

  The Company had net deferred assets as follows:

                                           March 31,
                                --------------------------
                                     1997          1996
                                --------------------------
Federal, State and Local Net
 Operating Loss Carryforwards.. $ 1,726,000    $ 1,570,000
Reserve for Doubtful Accounts..     143,000        132,000
Business Credit Carryforwards..      52,000         52,000
Other .........................     (16,000)       214,000
                                --------------------------
Total .........................   1,905,000      1,968,000
Less: Valuation Allowance .....   1,905,000      1,968,000
                                --------------------------
Net Deferred Assets ........... $        --    $        --
                                ==========================


  The following is a reconciliation of the amount of the income tax expense (benefit) attributable to continuing operations to the amount of income tax that would result from applying the federal rate to pretax income from continuing operations:

                                     1997                    1996              1995
                             --------------------------------------------------------------
                                         (Benefit)              (Benefit)         (Benefit)
                              Percent    Liability   Percent    Liability Percent Liability
                             --------------------------------------------------------------
Income tax
 (benefit) at
 statutory rate                  34%     $ 43,000      (34%)   $(265,000)    34%  $ 300,000
Permanent   differences         5.1%        6,500       --            --     --          --
Other decrease
 in valuation
 allowances
 related to the
 Federal portion
 of continuing
 operations                   (39.1%)     (49,500)      --            --    (34%)  (300,000)
Loss producing no
 current benefit                 --            --       34%      265,000     --          --
                             --------------------------------------------------------------
                                 --       $    --       --     $      --     --   $      --
                             ==============================================================

  At March 31, 1997, based upon tax returns filed and to be filed, the Company has net operating loss carryforwards for U.S. tax purposes of approximately $3,528,000 which will begin to expire in 2009 and a general business tax credit carryforward of approximately $52,000 available to reduce future payments of federal income taxes. The Company also has net operating loss carryforwards for New York State and City tax purposes of approximately $4,481,000 and $4,487,000, respectively.

  The valuation allowances decreased $63,000 in 1997, increased $265,000 in 1996 and decreased $214,000 in 1995, amounts equal to the changes in deferred tax assets to reflect the uncertainty as to realization of such assets.

  The availability of net operating loss carryforwards and general business tax carryforwards is subject to various limitations under the Internal Revenue Code of 1986 as amended (the "Code"). Although a formal study has not been performed, it appears that as of March 31, 1995, the Company may have undergone an ownership change as defined by Section 382 of the Code. The effect of such an ownership change is to limit the amount of taxable income and tax liability that can be offset in any tax year by the net operating loss and credit carryovers.

14. ACQUISITION

  The Company has entered into an agreement, subject to certain terms and conditions, to acquire the stock of ProHealth Care Infusion Services, Inc. in exchange for 300,000 shares of the Company's common stock. The acquisition is expected to close after June 16, 1997.


                                            Accuhealth, Inc. and Subsidiaries 15

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET

  The Company's common stock, par value $.01 per share (the "Common Stock") trades on the over-the-counter Bulletin Board under the symbol AHLT.U.

  The following table sets forth, for the periods indicated, the high and low closing bid prices for the Common Stock as reported by the NASDAQ Stock Market Trading and Market Services Department. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and do not necessarily represent actual transactions.


                                Fiscal 1997      Fiscal 1996
                                ------------------------------
                                High    Low      High    Low
                                ------------------------------

Quarter ended June 30           2       1        3 3/8   2 3/4
Quarter ended September 30      2       1 1/8    3       1 3/4
Quarter ended December 31       1 3/8   1 1/2    1 3/4   1
Quarter ended March 31          3 1/16  1 11/16  1 1/8   1

  The Company's 6% Redeemable Cumulative Convertible Preferred Stock is subject to significant restrictions on sale and does not have a public trading market.

NUMBER OF SHAREHOLDERS

  Management has been advised by the Company's transfer agent that there were 56 holders of record of the Common Stock as of June 15, 1997. Since most holders of the Company's stock have placed their shares in street name, this figure is much lower than the actual number of beneficial holders of common stock, which is estimated to be approximately 300 stockholders.

DIVIDENDS

  To date, the Company has not paid any cash dividends on the Common Stock. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements and financial condition and other relevant factors. The Board does not intend to declare any dividends on the Common Stock in the foreseeable future, but instead intends to retain all earnings, if any, for use in the Company's business operations.

  The Company is obligated to pay annual dividends of $.12 per share on its 1,350,000 outstanding shares of 6% Redeemable Cumulative Convertible Preferred Stock. Such dividends accrue daily, are payable each June 1 and December 1 and, at the election of the Company, may be paid in shares of Common Stock valued in accordance with the terms of such stock. Dividends on the Company's 6% Redeemable Cumulative Convertible Preferred Stock are payable in preference and priority to any payment of any dividends on the Common Stock.

  The Company satisfied its liability payable at June 1, 1996 and at December 1, 1996 by the issuance of 52,856 and 104,509 shares of the Company's Common Stock issued July 8, 1996 and April 11, 1997, respectively.

  The Company satisfied its liability payable at June 1, 1995 and at December 1, 1995 by the issuance of 25,440 and 54,793 shares of the Company's Common Stock issued September 28, 1995 and May 7, 1996, respectively.



REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND STOCKHOLDERS
ACCUHEALTH, INC.

  We have audited the accompanying consolidated balance sheets of Accuhealth, Inc. and subsidiaries as of March 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity/(deficiency) and cash flows for each of the three years in the period ended March 31, 1997. Our audits also included the financial statement schedule listed in the Index at
Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Accuhealth, Inc. and subsidiaries at March 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 1997, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.


                                             /s/ ERNST & YOUNG LLP
                                             ---------------------
                                                 ERNST & YOUNG LLP



New York, New York
June 16, 1997

16  Accuhealth, Inc. and Subsidiaries

CORPORATE INFORMATION

BOARD OF DIRECTORS
-----------------------------------------

Stanley Goldstein(1,5)
Chairman of the Board

Glenn C. Davis(1)
President & Chief Executive Officer

E. Virgil Conway(1,3,4,5)
Chairman of the Metropolitan
Transportation Authority

Sally Hernandez-Pinero(2,3)
Member of Kalkines Arky Zall
& Bernstein
Former Deputy Mayor of the
City of New York

Donald B. Louria, M.D.(2)
Chairman of the Department of
Preventive Medicine and Community
Health of the University of Medicine
& Dentistry of New Jersey--
New Jersey Medical College

Corbett A. Price(2,4)
Chairman of the Board of
KURRON Shares of America, Inc.

------------------
(1) Member of Executive Committee of which
    Mr. Goldstein is Chairman.
(2) Member of Professional Conduct Committee of which Dr. Louria is Chairman.
(3) Member of Compensation and
    Nominations Committee of which
    Ms. Hernandez-Pinero is Chairwoman.
(4) Member of Audit Committee of which
    Mr. Conway is Chairman.
(5) Member of Stock Option Committee of
    which Mr. Conway is Chairman.


OFFICERS
-----------------------------------------

Glenn C. Davis
President & Chief Executive Officer

Gary S. LaPorta
Chief Financial and Accounting Officer,
Treasurer and Secretary

CORPORATE HEADQUARTERS
-----------------------------------------

1575 Bronx River Avenue
Bronx, New York 10460
(718) 518-9511

CORPORATE COUNSEL
-----------------------------------------

Proskauer Rose Goetz & Mendelsohn LLP
1585 Broadway
New York, New York 10036-8299

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT
-----------------------------------------

Ernst & Young, L.L.P.
787 Seventh Avenue
New York, New York 10019

TRANSFER AGENT
-----------------------------------------

North American Transfer Company
147 W. Merrick Road
Freeport, New York 11520

FORM 10-K
-----------------------------------------

Copies of the Company's Annual Report on
Form 10-K for the year ended March 31,
1997, as filed with the Securities and
Exchange Commission, or any of the
exhibits to such Form 10-K, will be
furnished upon request to:


Glenn C. Davis
President & Chief Executive Officer
Accuhealth, Inc.
1575 Bronx River Avenue
Bronx, New York 10460

Copies can also be obtained from the
Public Registrar's Report Service by
calling 1-800-4-ANNUAL or by visiting
www.prars.com on the Internet.



                       Designed by Curran & Connors, Inc.

                                Accuhealth, Inc.
                              1575 Bronx River Ave.
                             Bronx, New York 10460